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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC PACIFIC CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVE, 2ND FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

51 LOCUST AVENUE	NEW CANAAN	C⁻	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC PACIFIC CAPITAL, INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASPER K. MUI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2020

Anthony Bossone
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.

Consolidated Financial Statements
and Supplemental Information
December 31, 2019

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2019

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively the "Company") as of December 31, 2019, and the related consolidated statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as Atlantic-Pacific Capital Inc. and Subsidiaries' auditor since 2004.

New Canaan, Connecticut

February 18, 2020

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2019

Assets		
Current assets		
Cash	$	12,059,893
Placement fees receivable		6,973,535
Due from funds		547,393
Other current assets		167,824
Total current assets		19,748,645
Operating lease right-of-use assets		3,448,238
Placement fees receivable		3,193,592
Property and equipment, net		180,919
Other assets		57,974
Total assets	$	26,629,368
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable and accrued expenses	$	1,088,165
Deferred revenue		705,504
Operating lease liabilities		642,993
Accrued define benefit plan obligation		210,674
Total current liabilities		2,647,336
Long term liabilities		
Operating lease liabilities		3,269,323
Deferred tax		75,000
Total long term liabilities		3,344,323
Total liabilities		5,991,659
Stockholder's equity		
Common stock		1
Additional paid-in-capital		178,610
Retained earnings		19,971,183
Accumulated other comprehensive income		487,915
Total stockholder's equity		20,637,709
Total liabilities and stockholder's equity	$	26,629,368

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Placement fees	$ 14,685,177
Client reimbursed expenses	753,904
Interest income	319,969
Total revenues	15,759,050
Operating expenses	
Salaries and related benefits	11,357,197
General and administrative	1,756,077
Professional fees	831,392
Client reimbursed expenses	753,904
Travel	270,501
Depreciation and amortization	51,296
Total operating expenses	15,020,367
Income from operations before income taxes	738,683
Income tax provision	106,991
Net income	$ 631,692

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2019

Net income	$ 631,692
Other comprehensive loss	
Foreign currency translation adjustment	90,447
Defined benefit pension plan:	
Net loss arising during the period	(1,802,503)
Other comprehensive loss	(1,712,056)
Comprehensive loss	$ (1,080,364)

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholder's Equity
Balance, December 31, 2018	$ 1	$ 178,610	$ 19,339,491	$ 2,199,971	$ 21,718,073
Net income	-	-	631,692	-	631,692
Minimum pension liability	-	-	-	(1,802,503)	(1,802,503)
Currency translation adjustment	-	-	-	90,447	90,447
Balance, December 31, 2019	$ 1	$ 178,610	$ 19,971,183	$ 487,915	$ 20,637,709

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 631,692
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	51,296
Deferred tax benefit	(83,000)
Changes in operating assets and liabilities:	
Placement fees receivable	911,729
Due from funds	(285,794)
Other assets	(59,013)
Accrued defined benefit plan obligation	(1,291,666)
Accounts payable and accrued expenses	(630,293)
Deferred revenue	(21,458)
Net cash used in operating activities	(776,507)
Cash flows from investing activities	
Capital expenditures	(33,881)
Net cash used in investing activities	(33,881)
Effect of foreign exchange rates	90,447
Net decrease in cash	(719,941)
Cash - beginning of year	12,779,834
Cash - end of year	$ 12,059,893
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Domestic and foreign income taxes	$ 157,216

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation
The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive loss on the statement of consolidated comprehensive loss.

Revenue and Expense Recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company follows a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent for Funds and provides related banking services. Revenue from placement fees is generally recognized at the point in time that performance under the arrangement is completed (i.e., upon acceptance of capital or capital commitments by a Fund). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services which are recorded as deferred revenue on the consolidated statement of financial condition when received. Retainer fees are recognized as revenue when placement fees are earned to the extent those placement fees exceed the amount of retainer fees received and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable
Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees receivable accrue interest at various rates that range from 3.75% to 9%. The Company recognized $261,790 of interest income on the unpaid balance for the year ended December 31, 2019. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 4.81%. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2019, the Company had no allowance for doubtful accounts.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents.

Net Revenue Participation
Pursuant to the Company's incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year ("net revenue participation"). The awards are approved by management at the beginning of each calendar year. The Company recognizes net revenue participation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. Such incentive compensation is typically paid within 30 days after the end of each calendar quarter. Net revenue participation expense is included in salaries and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included in accounts payable and accrued expenses on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided. The Company recognizes an allowance for uncollectible reimbursable expenses due from Funds by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2019, the Company had no allowance for doubtful accounts.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using straight line methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. At December 31, 2019, property and equipment consisted of the following:

Asset	Life		Carrying Value
Computer equipment and software	3 - 5 years	$	331,787
Furniture and fixtures	4 - 7 years		325,453
Leasehold improvements	The lesser of the life of lease or the leasehold improvements		491,493
			1,148,734
Less accumulated depreciation and amortization			(967,815)
Property and equipment, net		$	180,919

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2016 through 2019 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Recently Issued and Adopted Accounting Pronouncement
In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02), which requires lessees to include most leases on the balance sheet. ASU 2016-02 was effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018 and early adoption is permitted. The Company has adopted this standard on January 1, 2019 which resulted in a $4.2 million gross-up on the consolidated statement of financial condition upon recognition of all leases with lease terms of more than 12 months as operating lease right-of-use assets and operating lease liabilities associated with the present value of future minimum rental payments required under operating leases as disclosed in Note 5. The Company adopted this standard under the modified retrospective transition approach and elected the package of practical expedients allowing the Company not to reassess under the standard prior conclusions about lease identification, classification and initial direct costs. Upon adoption there was no impact on opening retained earnings and the Company did not experience any material impact to net capital as the right-of-use assets are added back to net capital to the extent of the associated liabilities. In addition, the Company did not experience any material impact to its minimum net capital requirement as the lease liabilities are excluded from aggregate indebtedness to the extent of the associated right-of-use assets.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2019:

	Total Not Past Due	1-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Placement Fees Receivable
Placement fees receivable	$ 8,631,212	$ -	$ 362,375	$1,226,625	$1,589,000	$10,220,212
Total	$ 8,631,212	$ -	$ 362,375	$1,226,625	$1,589,000	$10,220,212

4. Provision for Income Taxes

Income taxes consisted of the following for the year ended December 31, 2019:

Current tax expense	
APC, Inc.	$ 164,864
APC Ltd.	29,782
APC Asia Ltd.	(4,655)
Total current tax expense	189,991
Deferred tax benefit	
APC, Inc.	(83,000)
Total deferred tax benefit	(83,000)
Total income tax expense	$ 106,991

APC, Inc. has recorded a deferred tax liability of $75,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fees receivable.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through April 2029. The Company has no finance leases.

Upon the adoption of ASU 2016-02 on January 1, 2019, the Company recognized a right-of-use asset and lease liability of $4,163,958 and $4,488,141, respectively. The right-of-use asset was equal to the lease liability, less accrued lease payments and remaining unamortized lease incentives.

Operating lease right-of-use assets and liabilities consisted of the following at December 31, 2019:

Assets	
Operating lease right-of-use assets	$ 3,448,238
Liabilities	
Operating lease liabilities, current	642,993
Operating lease liabilities, long term	3,269,323
Total operating lease liabilities	$ 3,912,316

At December 31, 2019, the Company has an additional operating lease for office space which has not yet been placed in service with lease obligations of approximately $500,000. This operating lease has a rent commencement date of June 2020 with a lease term of 84 months from such rent commencement date.

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2020	$ 1,026,176
2021	910,049
2022	515,922
2023	517,572
2024	544,679
2025 and thereafter	2,284,212
Total minimum payments required	$ 5,798,610
Less short-term leases	(83,133)
Less lease not yet placed in service	(496,650)
Less imputed interest	(1,306,511)
Total operating lease liabilities	$ 3,912,316

The following is a schedule of total lease cost for the year ended December 31, 2019 which is reflected on the consolidated statement of operations as a component of general and administrative expenses:

Operating lease cost	$ 817,463
Short-term lease cost	133,116
Total lease cost	$ 950,579

Additional information regarding the Company's leases at December 31, 2019 is as follows:

Cash paid for amounts included in the measurement of operating liabilities $844,802

Weighted average remaining lease term 8.5 years

Weighted average discount rate 6.65%

At December 31, 2019, the Company had $426,232 of outstanding standby letters of credit ("LOCs") issued in lieu of security deposits on two of these operating leases. The LOCs are fully secured by certificates of deposit included in cash on the Company's consolidated statement of financial condition.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its domestic employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $206,498 for the year ended December 31, 2019. The Company also contributed to individual retirement accounts for its foreign employees in the United Kingdom and Hong Kong and contributions totaled $63,470 for the year ended December 31, 2019.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits earned prior to January 1, 2018 were based upon a percentage of the participant's compensation for each year of service, and annually adjusted to reflect investment returns greater than or less than a specified target rate. Effective December 31, 2017, the Plan was amended to eliminate the earning of new benefits under the existing plan formula, though such benefits will continue to be adjusted annually to reflect investment returns. Effective January 1, 2018, additional benefits are earned under a market-based cash balance design where participants are credited annually with an amount equal to a percentage of compensation for each year, adjusted with investment returns on the Plan assets. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations. The Plan was frozen on December 31, 2019 in anticipation of it being terminated in 2020. This resulted in curtailment accounting including full recognition of the prior service credit. In addition, a lump sum payment paid in 2019 required settlement accounting.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on the Plan Sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation by major asset classes is central to the investment policy. The objective of the target allocation is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equity securities, 40% fixed income securities and 10% real asset securities. At December 31, 2019, the Plan's master trust was invested as follows: cash and cash equivalents of 2%, equity securities of 56%, fixed income securities of 36%, commodities securities of 3% and real asset securities of 3%.

The Plan's expected return on Plan assets assumption of 5.5% is derived from a review of actual historical returns achieved by the Plan's master trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return.

Key information relating to the Plan with Plan assets in excess of an accumulated benefit obligation at December 31, 2019 is as follows:

Fair value of Plan assets	$6,881,224
Projected benefit obligation	$7,091,898
Accumulated benefit obligation	$7,091,898

At December 31, 2019, all of the Plan assets were included in Level 1. The fair values of the Plan assets at December 31, 2019, by asset category are as follows:

Asset Category	Total	Fair Value Measurements at December 31, 2019 Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 131,290	$ 131,290
Equity securities: (a)		
U.S. large-cap	1,787,267	1,787,267
U.S. mid-cap	441,177	441,177
U.S. small-cap	207,270	207,270
International developed markets	851,378	851,378
International emerging markets	564,954	564,954
Fixed income securities: (b)		
Domestic	2,276,448	2,276,448
International	231,745	231,745
Real estate securities (c)	203,693	203,693
Commodities securities (d)	186,002	186,002
Total	**$ 6,881,224**	**$ 6,881,224**

(a) This category is comprised of actively managed and index domestic and international equity mutual funds and exchange traded funds.
(b) This category is comprised of actively managed and index domestic and international bond mutual funds as well as individual corporate bonds.
(c) This category is comprised of an actively managed real estate mutual fund.
(d) This category is comprised of an actively managed commodity exchange traded fund.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the funded status reconciliation for the Plan at December 31, 2019 are as follows:

Components of net periodic benefit cost		
Service cost	$	699,268
Interest cost		287,209
Expected return on Plan assets		(317,102)
Amortization of prior service cost		(82,923)
Amortization of net gain		(32,312)
Net periodic benefit cost		554,140
Recognition of net gain due to settlement		(234,614)
Recognition of prior service cost due to curtailment		(1,611,192)
Total benefit cost	$	(1,291,666)
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation		
Discount rate at December 31		4.85%
Weighted average rate of compensation increase		n/a
Expected long-term return on Plan assets		5.50%
Change in projected benefit obligation		
Benefit obligation at the beginning of the year	$	6,498,764
Service cost		699,268
Interest cost		287,209
Actuarial loss		640,092
Impact of settlement		(1,033,435)
Benefit obligation at the end of the year	$	7,091,898
Change in Plan assets		
Fair value of the Plan assets at the beginning of the year	$	6,798,927
Actual return on Plan assets		1,115,732
Impact of settlement		(1,033,435)
Fair value of the Plan assets at the end of the year	$	6,881,224
Unfunded status	$	210,674
Amount recognized in the statement of financial condition		
Accrued defined benefit plan obligation	$	210,674

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2020	$	429,288
2021		159,105
2022		157,944
2023		156,717
2024		155,410
Thereafter to 2029		1,443,474
	$	2,501,938

7. Concentration of Credit Risk

The Company and its subsidiaries maintain cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a few clients and there is a concentration of placement fees receivable associated with these clients. At and for the year ended December 31, 2019, approximately 55% of the Company's placement fees receivable and approximately 57% of the Company's placement fees were due and earned, respectively, from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2019 totaled $5,454. The Company has been reimbursed by the affiliate for the full amount.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2019, the Company had net capital of $4,674,248 which was $4,485,149 in excess of the minimum net capital requirement of $189,098. The Company's ratio of aggregate indebtedness to net capital was 0.607 to 1.0.

Supplemental Information
December 31, 2019

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2019

Stockholder's equity	$ 16,667,936
Less: nonallowable assets	
Placement fees receivable	10,167,127
Due from affiliate	206,555
Investment in affiliates	761,750
Due from funds	547,393
Other assets	120,293
Property and equipment, net	180,919
Total nonallowable assets	11,984,037
Less: haircuts	9,651
Net capital	$ 4,674,248
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	189,098
Excess net capital	$ 4,485,150
Excess net capital at 1000 percent	$ 4,390,601
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 903,825
Operating lease liabilities, net	464,078
Accrued define benefit plan obligation	210,674
Deferred revenue	705,504
Due to affiliate	552,386
Total aggregate indebtedness	$ 2,836,467
Ratio: Aggregate indebtedness to net capital	0.607 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2019

The net capital computation above does not differ from the net capital computation filed by the Company per FOCUS Report on January 27, 2020.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2019

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2019
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 12,059,893	$ (4,464,527)	$ 7,595,366
Placement fees receivable	6,973,535	-	6,973,535
Due from affiliate	-	206,555	206,555
Other current assets	167,824	(85,104)	82,720
Due from funds	547,393	-	547,393
Total current assets	19,748,645	(4,343,076)	15,405,569
Placement fees receivable	3,193,592		3,193,592
Operating lease right-of-use assets	3,448,238	(307,419)	3,140,819
Property and equipment, net	180,919	-	180,919
Other assets	57,974	(20,401)	37,573
Investment in affiliates	-	761,750	761,750
Total assets	$ 26,629,368	$ (3,909,146)	$ 22,720,222
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	$ 1,088,165	$ (184,340)	$ 903,825
Deferred revenue	705,504	-	705,504
Operating lease liabilities	642,993	(158,656)	484,337
Accrued define benefit plan obligation	210,674	-	210,674
Due to affiliate	-	552,386	552,386
Total current liabilities	2,647,336	209,390	2,856,726
Long term liabilities			
Operating lease liabilities	3,269,323	(148,763)	3,120,560
Deferred tax	75,000	-	75,000
Total long term liabilities	3,344,323	(148,763)	3,195,560
Total liabilities	5,991,659	60,627	6,052,286
Stockholder's equity	20,637,709	(3,969,773)	16,667,936
Total liabilities and stockholder's equity	$ 26,629,368	$ (3,909,146)	$ 22,720,222

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholder of
Atlantic-Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Atlantic-Pacific Capital, Inc. Exemption Report, in which (1) Atlantic-Pacific Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Atlantic-Pacific Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Atlantic-Pacific Capital, Inc. stated that Atlantic-Pacific Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT

February 18, 2020

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

ATLANTIC
PACIFIC CAPITAL

Atlantic-Pacific Capital, Inc. Exemption Report

January 17, 2020

SEC Rule 15c3-3

The Company is a registered broker-dealer subject to rule 17a-5 of the Securities and Exchange Commission (SEC). The Company raises capital from institutional investors and accredited investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company does not carry or maintain customer accounts; hold or handle customer funds or securities; accept customer trading orders; or engage in proprietary trading or market-making. To the best of its knowledge and belief, the Company states the following: the Company claims exemption from SEC rule 15c3-3 under the provision of paragraph (k)(2)(i), the Company has met the identified exemption provision through the most recent fiscal year ended December 31, 2019 without exception.

Anthony Bossone
Chief Financial Officer
Atlantic-Pacific Capital, Inc.